

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via Facsimile
Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

> **Re: Park Electrochemical Corp.**
> **Form 10-K for the Fiscal Year Ended February 27, 2011**
> **Filed on May 12, 2011**
> **Forms 8-K filed on September 27, 2011 and December 21, 2011**
> **File No. 001-04415**

Dear Mr. Shore:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 27, 2011

Management's Discussion and Analysis

Results of operations, page 31

1.   We note from your income tax and geographic regions disclosures in Notes 7 and 16 on pages 57 and 67 respectively, disproportionate relationships among U.S. and foreign earnings before income taxes, tax rates and sales. The disproportionate magnitude of your U.S. and foreign revenues to tax effects appears to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that disclosure

should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and foreign sales and contributions to your results of operations. Consider revision to MD&A to explain the foregoing issues in future filings or tell us why revision is not required. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 37

2.   Tell us what consideration you gave to providing disclosures regarding the potential impact on liquidity associated with the repatriation of undistributed earnings of foreign subsidiaries. You disclose in Note 1.p on page 54 that U.S. federal income tax has not been provided on approximately $181,000,000 of undistributed earnings as of February 27, 2011. Additionally, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and the tax impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 7. Income taxes, page 58

3.   We note the caption in your effective income tax rate reconciliation for foreign tax rate differentials. Please clarify what this amount represents and how it is determined in each of the three years presented. Identify the significant components of this item.

Note 15. Contingencies, page 65

4.   Clarify what is meant by your conclusion that the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated results of operations or financial position of the Company but could have a significant negative impact on the Company's consolidated results of operations or financial position for a particular reporting period. In view of your litigation and environmental contingencies if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

5.   We note your disclosure that recorded environmental liabilities do not include those associated with insurance carrier indemnification agreements. With respect to your insurance coverage please confirm, if true, that related assets and liabilities are not offset

(i.e., reported at a net amount) unless a right of setoff exists. See FASB ASC 210-20-05-1. In addition, please disclose whether the estimates associated with your loss contingencies are gross or net of any third-party recoveries. To the extent that there are uncertainties or limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

- The nature of these uncertainties or limitations;

- estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and

- when you accrue for these recoveries.

Forms 8-K filed on September 27, 2011 and December 21, 2011

6. Revise the title of the performance table in your press release to clearly identify its non-GAAP nature. For the "special item" lines occurring in any given period, please separately identify and quantify such amounts in this tabular presentation or provide note reference to the detailed operating information.

7. Refer to the "Detailed operating information" on the last page of your press releases. We believe the non-GAAP condensed operating statement format appearing your press releases conveys undue prominence to a statement based on non-GAAP information. Please revise in consideration of Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Other

8. We note your issuance of a press release on January 26, 2012 announcing the closure of your Waterbury, CT facility at the end of April. Please tell us what consideration was given to whether this event resulted in a reporting requirement pursuant to Item 2.05 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant